Exhibit 99.1

PERFECT WORLD ANNOUNCES THIRD QUARTER 2007 FINANCIAL RESULTS

(Beijing – November 9, 2007) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, today announced its unaudited financial results for the third quarter ended September 30, 2007

Third Quarter 2007 Highlights1

♦	Total revenues were RMB213.9 million (USD28.5 million), an increase of 65% from 2Q07 and 1,474% from 3Q06

♦	Gross profit was RMB178.5 million (USD23.8 million), an increase of 72% from 2Q07 and 1,808% from 3Q06

♦	Operating profit was RMB116.4 million (USD15.5 million), an increase of 114% from 2Q07 and a significant turnaround from an operating loss of RMB14.9 million in 3Q06

♦	Net income was RMB123.3 million (USD16.5 million), an increase of 136% from 2Q07 and a significant turnaround from a net loss position of RMB14.9 million in 3Q06

♦	Basic and diluted earnings per ADS were RMB2.51 (USD0.33) and RMB2.18 (USD0.29), respectively, as compared to basic and diluted earnings per ADS of RMB1.67 and RMB1.06, respectively, in 2Q07, and loss per ADS was RMB0.52 in 3Q06

♦	Aggregate average concurrent users (ACU) for games under operation was approximately 513,000, an increase of 15% from 2Q07 and 335% from 3Q06

♦	Active paying customers (APC) for games under item-based revenue model was approximately 1,390,000, an increase of 34% from 2Q07

♦	Average revenue per active paying customer (ARPU) for games under item-based revenue model was RMB136, an increase of 39% from 2Q07

♦	Successfully launched expansion packs for every game under operation

♦	High-quality customer services evidenced by official receipt of ISO9001:2000 customer service certificate

♦	Launched “The Perfect Storm” marketing campaign, one of our largest multi-site and multi-format marketing campaigns

[1]

The U.S. dollar (USD) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into USD in this release is based on the noon buying rate in The City of New York for cable transfers in RMB per USD as certified for customs purposes by the Federal Reserve Bank of New York as of September 28, 2007, which was RMB7.4928 to USD1.00. The percentages stated are calculated based on RMB.

“We are pleased to report that Perfect World has achieved solid financial results in the third quarter of 2007,” said Mr. Michael Chi, Chairman and Chief Executive Officer of Perfect World. “We posted strong growth during the quarter, largely as a result of the effective execution of our strategy. As a part of this, we developed a number of effective marketing campaigns and further strengthened our position in China through the successful launch of expansion packs for every game under operation. We are also very proud to have received the ISO9001:2000 certificate for customer service from the SGS Group, which clearly demonstrates that our highly rated games are coupled with world-class customer service.”

“With our successful initial public offering and listing of ADSs on the NASDAQ Global Market in July 2007, we achieved a very important milestone in our corporate history and significantly enhanced our ability to execute our strategy.” Mr. Chi continued, “We plan to build a diversified game portfolio, further improve our user experience, expand internationally, strengthen our leading edge technology, and pursue strategic acquisitions, partnerships and alliances when appropriate. Given our successful track record of quickly introducing popular games that cater to the changing preferences of game players in China, I believe that we are well positioned to achieve our goals.”

Third Quarter 2007 Financial Results

Total Revenues

Total revenues for 3Q07 were RMB213.9 million (USD28.5 million), which represented an increase of 65% from RMB129.7 million in 2Q07 and an increase of over 14 times from RMB13.6 million in 3Q06.

Online game operation revenues for 3Q07 were about RMB197.4 million (USD26.4million), an increase of 77% from RMB111.5 million in 2Q07 and an increase of 1,353% from RMB13.6 million in 3Q06. The substantial year-over-year and sequential increases in online game operation revenues were primarily related to continued strong performance of the Company’s existing games, and significant contribution of revenues from “Zhu Xian” since its launch on May 28, 2007. The successful launch of “Zhu Xian” on May 28, 2007 had a greater impact on online game operation revenues in the third quarter of 2007 since it only contributed revenues for one month in 2Q07. The Company also experienced an increase in aggregate ACU of the games under operation. The ACU for 3Q07 was approximately 513,000, an increase of 15% from 446,000 in 2Q07 and an increase of 335% from 118,000 in 3Q06. The overall increase in ARPU and APC contributed to the growth of revenues as well. The ARPU for games under item-based revenue model in 3Q07 was RMB136, an increase of 39% from RMB98 in 2Q07. The APC for games under item-based revenue model in 3Q07 was approximately 1,390,000, an increase of 34% from 1,040,000 in 2Q07.

Overseas licensing revenues for 3Q07 were RMB16.4 million (USD2.2 million), a decrease of 10% from RMB18.2 million in 2Q07. The decrease in overseas licensing revenues was mainly because royalty income generated from the Taiwan market decreased by approximately RMB3.3 million, or 29%, compared to 2Q07.

Cost of Revenues

The cost of revenues for the third quarter of 2007 was RMB35.4 million (USD4.7 million), which represented an increase of 37%, or RMB9.6 million from RMB25.8 million in 2Q07 and an increase of 736%, or RMB 31.2 million from RMB4.2 million in 3Q06 respectively. The rise from 2Q07 was mainly due to an increase of RMB3.4 million in VAT and other related taxes and an increase of RMB4.7 million in Internet Data Center (IDC) costs, both of which were results of growth of online game operation revenues. The rise from 3Q06 was primarily a result of the expansion of game portfolio. While the Company had only two games under operation in 3Q06, it had four games under operation in the third quarter of 2007.

Gross Profit and Gross Margin

Gross profit for 3Q07 was RMB178.5 million (USD23.8 million), which represented an increase of 72%, or RMB74.5 million from RMB103.9 million in 2Q07, and a significant increase from RMB9.4 million in 3Q06. Gross margin was 83.4% in 3Q07, which increased from 80.1% in 2Q07 and 68.8% in 3Q06. The sequential improvement in gross margin was mainly due to a rapid revenue growth, a cost saving from using more self-owned servers and less leased servers, and a better utilization of servers and IDC resources.

Operating Expenses

Operating expenses were RMB62.0 million (USD8.3 million) for the third quarter of 2007, an increase of 25% from RMB49.5 million in 2Q07, and an increase of 156% from RMB24.3 million in 3Q06. The sequential increase in operating expenses was mainly attributed to higher R&D expenses, sales and marketing expenses, and general and administrative expenses.

R&D expenses increased by 25%, or RMB2.7 million from RMB10.9 million in 2Q07 to RMB13.6 million (USD1.8 million) in 3Q07, which was primarily due to an increase of R&D headcount. The R&D headcount was 274 as of June 30, 2007, as compared to 323 as of September 30, 2007.

Sales and marketing expenses increased by 17% or RMB5.6 million from RMB32.3 million in 2Q07 to RMB37.9 million (USD5.1 million) in 3Q07. The increase was largely due to the Company’s ongoing marketing campaigns to promote its existing games under operation.

General and administrative expenses increased by 68%, or RMB4.2 million from RMB6.3 million in 2Q07 to RMB10.5 million (USD1.4 million) in 3Q07, primarily due to the expenses associated with a company outing and the share-based compensation expenses incurred for share options granted to two independent directors and some other employees in 3Q07.

The year-over-year increase of operating expenses was primarily a result of the expansion of the Company’s business.

Operating Profit

Operating profit in 3Q07 was RMB116.4 million (USD15.5 million), an increase of 114%, or RMB62.0 million from RMB54.5 million in 2Q07, and a significant turnaround from an operating loss of RMB14.9 million in 3Q06.

Income Tax Expenses

Income tax expenses were RMB2.4 million (USD0.3 million) in 3Q07, which was a decrease of 18% from RMB2.9 million in 2Q07. There were no income tax expenses in 3Q06. The sequential decrease in income tax in 3Q07 was primarily a result of a decrease in overseas revenues in 3Q07.

Net Income

Net income in 3Q07 was RMB123.3 million (USD16.5 million), an increase of 136%, or RMB71.0 million from RMB52.4 million in 2Q07, and a significant turnaround from a net loss of RMB14.9 million in 3Q06. Basic and diluted earnings per ADS were RMB2.51 (USD0.33) and RMB2.18 (USD0.29), respectively, in 3Q07, as compared to basic and diluted earnings per ADS of RMB1.67 and RMB1.06, respectively, in 2Q07, and loss per ADS was RMB0.52 in 3Q06.

Cash and Cash Equivalents

As of September 30, 2007, the Company had RMB1.4 billion (USD188.7 million) of cash and cash equivalents, an increase of 499% from RMB236.2 million as of June 30, 2007, and an increase from RMB101.4 million as of December 31, 2006. The increase was mainly due to the net proceeds collected from the IPO and net cash inflow generated from the Company’s online game operations.

Third Quarter 2007 Other Developments

Trademark and Copyright for “Chi Bi”, a self-developed game to be launched

Perfect World has registered Chi Bi’s copyright with the State Copyright Bureau, Beijing Branch and obtained a copyright registration certificate. A publishing number for Chi Bi has been obtained as well. Previously, Perfect World filed a trademark application for the Chinese name “Chi Bi” under Category 41 with the Trademark Office of the State Administration for Industry and Commerce in China in October 2006.

Cooperation Agreement with the Movie “Red Cliff”

In September 2007, the Company announced that it had entered into a cooperation agreement with China Firm Group Corporation (“CFGC”), to jointly market Perfect World’s game “Chi Bi” and the movie “Red Cliff” directed by John Woo. The game and the movie have the same name in Chinese.

Recent Business Developments

♦	On November 3, 2007, the Company announced that it had entered into new overseas licensing agreement for “Perfect World II” with PT. Lyto Datarindo Fortuna (“LYTO”) in Indonesia.
♦	On November 6, 2007, the Company announced that it had entered into new overseas licensing agreement with Nival Online to license the Company’s “Perfect World II” game in Russia and other Russian-speaking countries and regions.

The latest licensing arrangements further demonstrate that Perfect World is keen on executing its international expansion plan to capture significant opportunities overseas.

Business Outlook

Based on the Company’s current operations, total revenues for the fourth quarter of 2007 are expected to be between RMB200 million and RMB215 million. This represents a flat to mild decline on a sequential basis and primarily reflects the Company’s especially strong performance in the third quarter of 2007.

The Company expects to launch closed beta testing for Chi Bi by early December after finishing internal testing. In addition, since Perfect World expects to co-promote its “Chi Bi” game with the movie “Red Cliff,” the Company is still in the process of determining the best timing to commercially launch the game.

The Company also expects to launch small-scale closed beta testing for its new game, “Hot Dance Party,” by the end of 2007. “Hot Dance Party” is the Company’s first 3D casual game, and as such, the Company anticipates that a few rounds of fine tuning of some of the game’s innovative features may be needed before it is commercially launched.

Conference Call

Perfect World will host a conference call and live webcast at 8:00am Eastern Time (EDT) (9:00pm, Beijing time) on Friday, November 9, 2007.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number +1-877-847-0047

- International dial-in number +852-3006-8101

Passcode: PWRD

A live and archived webcast of the conference call will be available on the Investors section of Perfect World’s website at http://www.pwrd.com.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. Eastern Time, November 16, 2007.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number +1-877-847-0047

- International dial-in number +852-3006-8101

Passcode: 176501

About Perfect World Co., Ltd.

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed 3D massively multiplayer online role playing games (“MMORPGs”) consists of “Perfect World,” “Legend of Martial Arts,” “Perfect World II” and “Zhu Xian.” The Company uses a time-based revenue model for “Perfect World,” and an item-based model for “Legend of Martial Arts,” “Perfect World II” and “Zhu Xian.” While most revenues are generated in China, the Company’s games have been licensed to leading game operators in over ten countries and regions. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook” contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our dependence on four games for substantially all of our revenues, our ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of our games and in-game items in China and elsewhere, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, our ability to maintain an effective system of internal control over financial reporting, and changes of the regulatory environment in China. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this press release and in the attachments is as of November 9, 2007, and Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Perfect World Co., Ltd.

Vivien Wang

Investor Relation Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

Christensen Investor Relations

Brett Rose

Tel: +1-480-614-3013

Fax: +1-480-614-3033

Email: brose@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com

Perfect World Co., Ltd.

Consolidated Balance Sheets

	Audited	Unaudited	Unaudited	Unaudited
	December 31,	June 30,	September 30,	September 30,
	2006	2007	2007	2007
	RMB	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	101,356,892	236,166,827	1,413,568,927	188,656,968
Accounts receivable	5,570,756	9,756,685	18,833,203	2,513,507
Prepayment and other assets	6,700,732	27,862,250	23,249,713	3,102,940
Deferred tax assets	237,639	610,256	982,649	131,146

Total current assets	113,866,019	274,396,018	1,456,634,492	194,404,561

Non current assets
Property and equipment, net	10,578,722	25,571,786	39,015,958	5,207,127
Intangible assets, net	2,740,165	2,231,607	1,977,327	263,897
Prepaid expenses	344,955	327,653	1,601,441	213,731
Deferred tax assets	—	527,786	467,438	62,385

Total assets	127,529,861	303,054,850	1,499,696,656	200,151,701

Liabilities and Shareholders’ Equity
Current liabilities
Accounts Payable	6,746,791	11,381,831	13,878,208	1,852,206
Advance from customers	20,449,444	32,221,813	58,721,092	7,837,002
Salary and welfare payable	10,175,358	12,006,505	15,420,778	2,058,081
Taxes payable	5,330,698	11,051,347	14,062,984	1,876,866
Accrued expenses and other liabilities	7,224,240	15,993,275	23,599,149	3,149,577
Due to related parties	126,900	—	—	—
Deferred revenue	32,976,470	75,107,630	103,357,923	13,794,299
Deferred government grants	1,000,000	2,500,000	2,500,000	333,654

Total current liabilities	84,029,901	160,262,401	231,540,134	30,901,685
Deferred revenue	—	5,301,213	5,206,209	694,828

Total liabilities	84,029,901	165,563,614	236,746,343	31,596,513

Commitments
Shareholders’ Equity
Series A convertible preferred shares (US 0.0001 par value, 80,000,000 shares authorized, issued and outstanding as of December 31, 2006; none issued and outstanding as of September 30, 2007)	61,796,533	61,796,533	—	—
Ordinary shares (US 0.0001 par value, 9,920,000,000 shares authorized, 154,285,720 Class A ordinary shares issued and outstanding as of December 31, 2006 and 91,309,730 Class A ordinary shares and 187,975,990 Class B ordinary shares issued and outstanding as of September 30, 2007)	123,400	123,400	221,081	29,506
Additional Paid-in Capital	45,898,257	47,591,610	1,120,131,306	149,494,356
Receivables from shareholders	(126,808)	—	—	—
Statutory reserves	160,698	160,698	160,698	21,447
(Accumulated deficit)/retained earnings	(64,352,120)	28,021,201	151,362,993	20,201,125
Accumulated other comprehensive income	—	(202,206)	(8,925,765)	(1,191,246)

Total Shareholders’ Equity	43,499,960	137,491,236	1,262,950,313	168,555,188

Total Liabilities and Shareholders’ Equity	127,529,861	303,054,850	1,499,696,656	200,151,701

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Operations

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2006	2007	2007	2007
	RMB	RMB	RMB	USD
Revenues
Online game operation revenues	13,585,243	111,527,683	197,444,414	26,351,219
Overseas licensing revenues	—	18,179,553	16,422,947	2,191,830

Total Revenues	13,585,243	129,707,236	213,867,361	28,543,049
Cost of revenues	(4,233,360)	(25,762,448)	(35,405,618)	(4,725,285)

Gross profit	9,351,883	103,944,788	178,461,743	23,817,764
Operating expenses
Research and development expenses	(4,816,081)	(10,899,521)	(13,590,762)	(1,813,843)
Sales and marketing expenses	(9,122,112)	(32,289,398)	(37,904,624)	(5,058,806)
General and administrative expenses	(10,336,579)	(6,291,902)	(10,539,458)	(1,406,611)

Total operating expenses	(24,274,772)	(49,480,821)	(62,034,844)	(8,279,260)

Operating (loss) / profit	(14,922,889)	54,463,967	116,426,899	15,538,504

Other income/(expenses)
Interest income	181,953	764,249	9,594,555	1,280,503
Others, net	(118,669)	25,544	(298,604)	(39,852)

(Loss) / profit before tax	(14,859,605)	55,253,760	125,722,850	16,779,155
Income tax expense	—	(2,892,291)	(2,381,058)	(317,780)

Net (loss) / profit	(14,859,605)	52,361,469	123,341,792	16,461,375

Series A convertible preferred shares accretion	(509,549)	—	—	—
Cumulative unearned dividends of Series A Preferred Shares	(226,719)	(765,382)	(207,878)	(27,744)

Net (loss) / profit attributable to ordinary shareholders	(15,595,873)	51,596,087	123,133,914	16,433,631
Net (loss) / earnings per share, basic	(0.10)	0.33	0.50	0.07
Net (loss) / earnings per share, diluted	(0.10)	0.21	0.44	0.06
Net (loss) / earnings per ADS, basic	(0.52)	1.67	2.51	0.33
Net (loss) / earnings per ADS, diluted	(0.52)	1.06	2.18	0.29

Shares used in calculating basic net earnings per share	150,124,226	154,285,720	245,318,329	245,318,329
Shares used in calculating diluted net earnings per share	150,124,226	246,869,700	282,331,579	282,331,579

Total share-based compensation cost included in:
Cost of revenues	(374)	(30,956)	(31,815)	(4,246)
Research and development expenses	(44,713)	(366,928)	(377,776)	(50,419)
Sales and marketing expenses	(5,111)	(232,961)	(282,867)	(37,752)
General and administrative expenses	(8,204,365)	(563,479)	(1,920,586)	(256,324)

Perfect World Co., Ltd.

Unaudited Consolidated Statements of Cash Flows

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2006	2007	2007	2007
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net (loss) / profit	(14,859,605)	52,361,469	123,341,792	16,461,375
Adjustments for:
Share-based compensation cost	8,254,564	1,194,324	2,613,044	348,741
Depreciation and amortization expense	330,215	1,265,370	2,015,326	268,968
Exchange loss	285,510	372,415	302,708	40,400
Changes in assets and liabilities:
Accounts receivable	(871,639)	(3,354,185)	(9,076,518)	(1,211,365)
Prepayments and other assets	(139,569)	(15,605,811)	(8,160,418)	(1,089,101)
Deferred tax assets	(238,689)	(146,831)	(312,045)	(41,646)
Due from/to related parties	324,000	—	—	—
Prepaid expenses	—	45,428	(1,273,788)	(170,002)
Accounts payable	349,927	7,022,588	(1,438,383)	(191,969)
Advance from customers	2,942,438	8,122,347	26,499,279	3,536,632
Salary and welfare payable	1,803,251	6,241,361	3,414,273	455,674
Taxes payable	(978,449)	6,333,824	3,011,637	401,937
Accrued liabilities	2,780,139	10,204,830	4,194,478	559,801
Deferred revenue	4,244,545	19,869,151	28,155,289	3,757,646
Government grant	—	1,500,000	—	—

Net cash provided by operating activities	4,226,638	95,426,280	173,286,674	23,127,091

Cash flows from investing activities:
Purchase of property, equipment, and software	(189,916)	(17,947,851)	(5,428,898)	(724,549)
Purchase of intangible assets	(1,220,000)	—	—	—

Net cash used in investing activities	(1,409,916)	(17,947,851)	(5,428,898)	(724,549)

Cash flows from financing activities:
Proceeds from issuance of Series A convertible preferred shares, net of issuance costs	54,510,729	—	—	—
Proceeds from IPO, net of issuance costs	—	—	1,018,570,591	135,939,916

Net cash provided by financing activities	54,510,729	—	1,018,570,591	135,939,916

Net increase in cash	57,327,451	77,478,429	1,186,428,367	158,342,458

Foreign exchange translation	(285,510)	(574,621)	(8,723,559)	(1,164,259)
Effect of exchange rate changes	—	—	(302,708)	(40,400)

Cash and cash equivalents, beginning of the period	3,733,912	159,263,019	236,166,827	31,519,169

Cash and cash equivalents, end of the period	60,775,853	236,166,827	1,413,568,927	188,656,968

Supplemental schedule of non-cash financing activities:
Issuance of 5,714,290 ordinary shares to SAIF	2,498,573	—	—	—
Issuance of 5,000,000 Series A convertible preferred shares to existing shareholders	3,971,025	—	—	—
Conversion of Series A preferred shares into common shares	—	—	61,796,533	8,247,455
Cash paid during the period for income taxes	(238,689)	(2,732,371)	(2,005,418)	(267,646)